UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

LONG ISLAND ICED TEA CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

54267E 104
(CUSIP Number)

Philip Thomas 116 Charlotte Avenue Hicksville, NY 11801 706-526-4015
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Philip Thomas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 834,834
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 834,834
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 834,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D (as amended, the “Schedule 13D”) is filed by Philip Thomas with respect to ownership of the common stock, par value $0.0001 per share (the “Common Stock”), of Long Island Iced Tea Corp., a Delaware corporation (the “Issuer”). Except as is inconsistent with the information set forth below, the disclosure in the Schedule 13D as originally filed remains unchanged. Only those items amended or supplemented are reported herein. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Schedule 13D as originally filed.

Item 1. Security and Issuer.

Item 1 is hereby amended and supplemented as follows:

The percentages of beneficial ownership reflected in this Schedule 13D are based upon 8,216,609 shares of Common Stock as of March 10, 2017.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

On September 30, 2015, Mr. Thomas purchased 6,250 units from the Issuer at a purchase price of $4.00 per unit, for an aggregate purchase price of $25,000. Each unit consisted of one share of Common Stock and one warrant (the “Warrants”). The units were separable immediately upon issuance and were issued separately as shares of Common Stock and Warrants. Each Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $6.00 per share, expiring on September 17, 2018. The exercise price and number of shares of Common Stock issuable on exercise of the Warrants are subject to adjustment in the event of any stock split, stock combination, stock dividend or reclassification of Common Stock. In addition, in the event of a fundamental transaction, a holder of Warrants will be entitled to receive, at the holder’s option, the number of shares of common stock of the successor corporation and any additional consideration that the holder would have been entitled to receive if the warrant had been exercised immediately prior to such fundamental transaction. Mr. Thomas used his personal funds to acquire the shares of Common Stock and Warrants.

On January 5, 2017, the Issuer granted Mr. Thomas, under the Issuer’s 2015 Long-Term Incentive Equity Plan, an option to purchase 45,547 shares of Common Stock at an exercise price of $5.00 per share. The option vests in eight equal quarterly installments commencing on April 5, 2017 and ending on January 5, 2019. On March 10, 2017, the Issuer granted Mr. Thomas, under the Issuer’s 2015 Long-Term Incentive Equity Plan, an option to purchase 75,000 shares of Common Stock at an exercise price of $4.50 per share. The option immediately vested as to 25,000 shares and vests as to the remaining 50,000 shares in two equal annual installments on March 10, 2018 and March 10, 2019. Each option expires five years from the date of grant. In the event of any change in the shares of Common Stock as a whole occurring as the result of a Common Stock split, or reverse split, Common Stock dividend payable on shares of Common Stock, combination or exchange of shares, or other extraordinary or unusual event, the compensation committee of the Issuer’s board of directors shall determine, in its sole discretion, whether such change equitably requires an adjustment in the terms of the options. The options are subject to acceleration and/or repurchase upon the occurrence of certain change of control transactions.

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Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

The acquisitions reported on this Schedule 13D were made for investment purposes. Mr. Thomas may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions. As described in Item 3 of this Schedule 13D, as amended, Mr. Thomas holds options to purchase an aggregate of 200,547 shares of Common Stock, of which options to purchase 100,693 shares of Common Stock are currently exercisable or will become exercisable within 60 days, and Warrants to purchase 6,250 shares of Common Stock, all of which are currently exercisable. Except as described herein, Mr. Thomas does not have any other agreements to acquire or dispose of additional shares of Common Stock at this time.

As Chief Executive Officer and Chairman of the Issuer’s Board of Directors, Mr. Thomas is involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s Board of Directors.

Except as discussed above, Mr. Thomas does not have any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

Mr. Thomas beneficially owns 834,834 shares of Common Stock, or 10.0% of the outstanding Common Stock. Mr. Thomas has sole dispositive and voting power over all such shares. The foregoing amount includes 100,693 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days, and 6,250 shares of Common Stock issuable upon the exercise of Warrants that are currently exercisable. The foregoing does not include 99,854 shares of Common Stock issuable upon exercise of options held by Mr. Thomas that are not currently exercisable and will not become exercisable within 60 days.

In the last 60 days, Mr. Thomas has not effected any transactions of the Issuer’s Common Stock, except as described in Item 3 of this Schedule 13D, as amended, which information is incorporated herein by reference.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The Warrants are represented by a warrant certificate, the material terms of which are described under Item 3. Such description is incorporated herein by reference.

The options granted on each of January 5, 2017 and March 10, 2017 are represented by stock option agreements, the material terms of which are described under Item 3. Such description is incorporated herein by reference.

The warrant certificate and the stock option agreements are attached hereto or are incorporated herein by reference as Exhibits 7, 8 and 9 to this Schedule 13D. The descriptions of the warrant certificate and the stock option agreements do not purport to be complete and are qualified in their entirety by reference to such exhibits.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

7.	Form of Warrant (incorporated by reference from Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2015).

8.	Form of Stock Option Agreement, dated January 5, 2017, by and between Long Island Iced Tea Corp. and Philip Thomas.

9.	Form of Stock Option Agreement, dated March 10, 2017, by and between Long Island Iced Tea Corp. and Philip Thomas.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2017

/s/ Philip Thomas
Philip Thomas

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